UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 25, 2016

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Santiago, July 25, 2016

Mr. Carlos Pavez Tolosa

Commissioner

Securities and Exchange Commission

Av. Libertador Bernardo O´Higgins 1449

Present

Ref.: Reports Material Fact.

Dear Commissioner:

In accordance with Articles 9 and 10 of the Securities Market Law, and pursuant to General Regulation No. 30, and being duly authorized thereto, I hereby inform you of a material fact from LATAM Airlines Group S.A. (“LATAM”), Securities register No. 306:

LATAM informs it has reached agreements with the U.S. Department of Justice (“DOJ”) and with the U.S. Securities and Exchange Commission (“SEC”), both authorities of the United States of America, in force as of this date, the content of which is substantially similar to the ones described in the material fact sent to your Commission on May 3, 2016, a copy of which is attached to this material fact and forms part of the same for all effects. The definitive amounts agreed to be paid are US$12,750,000 to the DOJ and US$6,700,000 plus interest to the SEC.

Yours sincerely,

Juan Carlos Menció

Vicepresidente Senior Legal

LATAM Airlines Group S.A.

Santiago, May 3, 2016

Mr. Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Superintendency of Securities and Insurance

Av. Libertador Bernardo O’higgins No. 1449

Hand-delivered

Ref.: Notice of CONFIDENCIAL MATERIAL FACT

________________________________________

Mr Superintendent:

In accordance with the provisions of Article 9 and of the third and fourth paragraphs of Article 10 of Law No. 18,045 and with the provisions of General Rule No. 30, I, duly authorized by the Board of Directors at its meeting held on this same date, inform the Superintendency, as a CONFIDENTIAL MATERIAL FACT of LATAM Airlines Group S. A (“LATAM”), Securities Registry No. 306, of the following:

1.	With regard to the investigation in 2011 that the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice, both authorities of the United States of America, initiated regarding payments totaling US$1,150,000 made in 2006-2007 by LAN Airlines S.A. (“LAN”) to a consultant who advised on the resolution of labor matters in Argentina, investigation in which LATAM has actively cooperated, the Board of Directors reports as a confidential material fact that, after numerous exchanges of opinions between LATAM’s attorneys and representatives of the SEC and DOJ regarding the facts which are part of such investigation and the legal evaluation of this matter, the advisers have concluded that the available alternative in order to put an end to it requires seeking and entering into agreements with such authorities that contemplate the payments of fines and other stipulations described herein.

2.	The purpose of the investigation was to ascertain whether such payments violated the anticorruption law of the United States of America (“FCPA”), which: (i) prohibits the payment of bribes to foreign government officials for the purpose of obtaining a commercial advantage; and (ii) requires the companies bound by such law to make and keep adequate accounting records, as well as to maintain an adequate system of internal controls. The FCPA applies to LATAM because of the ADR program that it has in place in the American Securities market.

3.	After an exhaustive investigation, the DOJ and SEC concluded that there was no violation of the rules of the FCPA that prohibit the payment of bribes, which is consistent with the results of LATAM’s internal investigations. However, the DOJ and the SEC have deemed that LAN incorrectly recorded the aforementioned payments in its accounting and, consequently, violated the part of the FCPA that requires companies to make and keep accurate accounting records. The above-cited authorities have also deemed that LAN´s internal controls existing in the years 2006-2007 were deficient, for which reason LAN has additionally violated the rules of the FCPA that require maintaining an adequate system of internal controls.

4.	In these circumstances, LATAM’s attorneys have engaged in multiple and prolonged exchanges of opinions and conversations with the DOJ and the SEC. Based on the information about such exchanges and conversations that was provided by LATAM’s attorney’s the Board of Directors has decided to reach an agreement with both authorities.

5.	In accordance, LATAM attorney’s recommended today that the Board of Directors reach agreements with both authorities in the following terms:

a.	With regard to the DOJ, the agreement would consider primarily: (i) entering into a contract called a Deferred Prosecution Agreement (“DPA”), which is a public contract by which the DOJ would publicly file charges alleging a violation of the FCPA’s accounting provisions; LATAM would not be required to respond to those charges and DOJ would not pursue those charges for a period of 3 years, and the DOJ would dismiss the charges after the expiration of such period, assuming that LATAM complied with all terms of the DPA; this would be in exchange for LATAM admitting a series of negotiated facts that would be described in the DPA and agreeing to pay the negotiated fine referred to below and other conditions that would be stated in such agreement; (ii) clauses by which LATAM would admit that the accounting for the payments made to the consultant in Argentina was incorrect and that, at the time that such payments were made (2006-2007), it lacked adequate internal controls; (iii) LATAM’s acceptance of an independent consultant, for 27 months, whose function would be to monitor, evaluate, and report to the DOJ on the effectiveness of LATAM’s compliance program, and also LATAM’s acceptance of continuing, for 9 months after the work of the independent consultant is finished, to evaluate and report to the DOJ, this time on its own, on the effectiveness of the aforementioned compliance program; and (iv) paying an estimated fine of approximately $12,500,000 in accordance with to the agreement reached in the DPA.

b.	With regard to the SEC, the agreement would consider primarily: (i) entering into an agreement that would contain what is called a Cease and Desist Order, which is a SEC administrative order closing the investigation by which LATAM would accept certain obligations and statements of fact, which would be described in the document; (ii) reproducing the obligations related to the monitor referred to in 6(a)(iii) above; and (iii) paying an amount of approximately US$6,500,000 plus interests.

6.	The documents that contemplate these agreements between LATAM and the DOJ and the SEC are still being negotiated, and it is relevant for the purposes of determining whether or not the definitive agreements will be entered into to review and agree on each of the facts that are described, and of the obligations that are assumed, in each of the documents that must be signed.

7.	In view of the fact that such negotiations are pending, it is not possible at this time to state with certainty whether final agreements will be reached. However, the Board of Directors instructed the lawyers to continue the conversations on the terms described in this instrument and to keep it duly informed of the progress thereof through the Legal Department.

8.	We estimate that the information in this confidential material fact will remain in the same condition approximately for the next 60 days.

Messrs. Henri Philippe Reichstul, Georges Antoine de Bourguignon Arndt, Ricardo J. Caballero Gibbons, Ramón Eblen Kadis, Carlos Alberto Heller Solari, Juan Gerardo Jofré Miranda and Juan José Cueto Plaza being present, the Board of Directors has given instructions for this information to be communicated confidentially, since it refers to pending negotiations whose disclosure at this time would be prejudicial to the corporate interest, because, among other reasons, the same American authorities that are conducting the investigation have stated their objection to the disclosure of the content of the possible agreement as long as negotiations remain pending.

Finally, we inform you that the following persons are in knowledge with the resolution adopted by the Board of Directors and which is communicated hereby: the aforementioned directors of LATAM; the general manager of LATAM Mr. Enrique Miguel Cueto Plaza; the CEO of LAN Airlines S.A. Mr. Ignacio Cueto Plaza; the Vice President of Finance of LATAM Mr. Andrés Osorio Hermansen; the Senior Director of Investor Relations Mrs. Gisela Escobar Koch; the Vice President of Corporate Affairs Mr. Gonzalo Undurraga Pellegrini; the Vice President for Legal Affairs of LATAM Mr. Juan Carlos Menció; the Vice President for Legal Affairs of LATAM Mr. Cristián Toro Cañas; and outside counsel Messrs. Roger Witten, Claudio Salas, Cristóbal Eyzaguirre Baeza, José Miguel Huerta Molina, Juan Pablo Celis Morgan, and Tomás Ignacio Kreft Carreño.

Without anything further, yours truly,

Cristián Toro Cañas

Vice President for Legal Affairs

LATAM Airlines Group S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2016	LATAM AIRLINES GROUP S.A.

	By:	/s/ Enrique Cueto
	Name:	Enrique Cueto
	Title:	Latam Airlines Group CEO